Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-43050

PROSPECTUS SUPPLEMENT
to Prospectus dated September 14, 2000


                                1,161,781 SHARES


                              (Logo appears here)


                       INCARA PHARMACEUTICALS CORPORATION
                                  COMMON STOCK
                                  -------------

         This prospectus supplement provides additional information to that contained in the prospectus dated September 14, 2000 relating to the offer and sale by selling stockholders of up to 1,161,781 shares of common stock of Incara Pharmaceuticals Corporation. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus.


         Investing in our common stock involves risks. See "Risk Factors" beginning on page 4 of the original prospectus.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities or determined that this prospectus supplement is truthful or complete. It is illegal for anyone to tell you otherwise.



          The date of this prospectus supplement is December 21, 2000.

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                               RECENT DEVELOPMENTS

OP2000
------

         On December 21, 2000, Incara Pharmaceuticals Corporation entered into a binding agreement with Elan Corporation, plc, an Irish company, and Elan International Services, Ltd., a Bermuda corporation. Under the agreement, Elan International and we will form a Bermuda corporation, Incara Development Ltd., to develop OP2000, an ultra-low molecular weight heparin, for the treatment of inflammatory bowel disease. Incara Development will develop OP2000 using the know-how, patents and improvements of both Elan and Incara.

         We plan to immediately initiate a Phase 2/3 pivotal clinical study of OP2000 in patients with ulcerative colitis, a form of inflammatory bowel disease. The study will examine the effects of OP2000 in patients receiving standard treatment with aminosalicylates who have developed symptoms of active ulcerative colitis. The study is designed to enroll approximately 270 patients with symptoms of active ulcerative colitis. Patients will be treated with drug or placebo once a day for six weeks. This initial study will utilize prefilled syringes and deliver OP2000 by subcutaneous injection. The objective of treatment will be to cause complete remission or significantly improve the signs and symptoms of ulcerative colitis.

         We will purchase all of the common stock of Incara Development for $7,500,000 and 60.2% of the non-voting preferred shares of Incara Development for $4,515,000. The common stock and the non-voting preferred stock owned by us will represent 80.1% of the outstanding combined common and non-voting preferred stock of Incara Development. Elan International will purchase 39.8% of the non-voting preferred shares of Incara Development for $2,985,000. The non-voting preferred stock of Incara Development owned by Elan International will represent 19.9% of the outstanding combined common and non-voting preferred shares of Incara Development. The non-voting preferred stock of Incara Development is not convertible by the holders into common shares of Incara Development until two years from its issuance.

         The business and affairs of Incara Development will be governed by a board of directors of five members, four chosen by us and one by Elan International. Elan is restricted to 15% of the votes on the board. The approval of the Elan International representative on the board of Incara Development will be required for certain material events.

         As part of the transaction, Elan International purchased 825,000 shares of our common stock and Series B non-voting preferred stock convertible into 284,570 shares of our common stock for an aggregate purchase price of $4,000,000, or $3.605 per common stock equivalent share. We also issued to Elan International a five-year warrant to purchase the equivalent of 221,914 shares of common stock at an exercise price of approximately $7.21 per common stock equivalent share.

         Upon the later of the completion of enrollment of the Phase 2/3 clinical trial OP201 or one year after the closing of the transaction, Elan International will purchase an additional $1,000,000 of our Series B preferred stock at a price, on a common stock equivalent basis, that will be the greater of the average per share price of our common stock for the day prior to the purchase or a 25% premium to the average daily price per share of our common stock for the 60 trading day period immediately prior to the purchase, both as reported on the Nasdaq National Market. In addition, we will issue to Elan International a five-year warrant for 20% of the shares purchased by Elan International. The exercise price of our Series B preferred stock under the warrant will be equal to twice the per share purchase price of the Series B preferred stock.

         Elan International also purchased shares of a new class of exchangeable non-voting Series C preferred stock of Incara for an aggregate purchase price of $12,015,000. This stock bears an annual mandatory stock dividend equal to 7% of the original purchase price, compounded annually. The Series C preferred stock will be convertible by Elan International into shares of our Series B preferred stock at the rate of $6.49 per common stock equivalent share. Six years after its issuance, we will have the option to either redeem the Series C stock for cash or for shares of our common stock having a then fair market value of the amount due. The redemption price will be the original issue price plus the compounded 7% annual stock dividend. The proceeds from the Series C preferred stock issuance will be used to fund our obligation to purchase an aggregate of $12,015,000 of the securities of Incara Development. The Series C preferred stock is exchangeable at the option of Elan International at any time for all of the preferred stock of Incara Development held by us which, if exchanged, would give Elan International ownership of 50% of the initial amount of combined common and preferred stock of Incara Development.

         Funding for OP2000 research and development is subject to determination and approval by the management committee of Incara Development. Elan International and we may provide Incara Development's required funding on a pro rata basis based on our respective percentage ownership of the outstanding common and preferred stock of Incara Development, which currently is 80.1% for us and 19.9% for Elan International. Subject to our mutual agreement, Elan International will lend us up to $4,806,000 (in minimum increments of $500,000) to fund our pro rata share of development funding for Incara Development. In return, we will issue a convertible promissory note that bears interest at 10% compounded semi-annually. This note will mature in six years, when it will be payable in an amount equal to the original issue price plus accrued interest. We have the option to repay the note either in cash or in shares of our Series B preferred stock having a then fair market value of the amount due. The note will be convertible at the option of Elan International at any time after two years into shares of our Series B preferred stock at $4.327 per common stock equivalent share. If Elan International, however, exercises its exchange right for an additional 30.1% of Incara Development as discussed above, Elan International shall either pay us or reduce the outstanding note by 30.1% of the aggregate amount of the development funding for OP2000 plus interest.

         As long as Elan International and its affiliates are the beneficial owners of at least 5% of our common stock on a fully diluted basis (assuming conversion of our securities held by Elan International but not of any other Incara securities), we will recommend to our stockholders that one representative of Elan International be elected to our board of directors.

         Elan and we have agreed that, for Elan International to maintain its pro rata interest in Incara based on all of our stock owned by Elan International at the time of any offering of our securities, Elan International will have preemptive rights for four years following the closing of the transaction to participate in any equity, warrant or convertible securities financing we undertake (with exceptions for non-financing transactions, non-equity financings and our existing equity financing facility with Torneaux Fund Ltd.).

         We have agreed to register with the Securities and Exchange Commission, upon the one-time demand of Elan International, all of our common stock which is at any time owned by Elan International or its affiliates and their transferees, including common stock issuable under the preferred stock, the note and the warrants. We have also granted Elan International "piggy-back" registration rights to join with any other registration of our common stock.

         Elan International will not have the right to exercise any conversion, exercise or exchange right for all or any part of our Series B preferred stock, whether exchangeable or not, which would result in Elan International and its affiliates directly or indirectly owning more than 9.9% of our common stock.

         Elan and we have agreed to enter into license agreements under which we will license to Incara Development our OP2000 compound and Elan will license to Incara Development its proprietary MEDIPAD(R) Drug Delivery System technology. Incara Development will pay Elan $15,000,000 for a fully paid license to the MEDIPAD Drug Delivery System. Both Elan and we are free to develop other products on our own or in cooperation with other entities.

         Elan and we will hold the securities and cash payments described above in escrow until the transaction is completed, which we expect will be in January 2001.


Knoll AG
--------

         On December 20, 2000, we entered into a Settlement Agreement and Release with Knoll AG to resolve a dispute regarding a payable owed by us to Knoll. As of the settlement date, the accrued liability, net of related receivables, on our financial statements was $1,250,000. We agreed to pay Knoll 150,000 Deutsche marks (approximately $70,000) and to issue to Knoll 175,000 shares of our common stock (with a value of approximately $416,000) in exchange for a full release of all amounts owed by us to Knoll. This settlement will eliminate the accrued liability owed to Knoll and should reduce our net loss by approximately $750,000 for the quarter ending December 31, 2000.